U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[X] Form 1O-KSB [ ] Form 11-K [ ] Form 10-QSB [ ] Form N-SAR
For Period Ended: December 31, 1997

[ ] Transition Report on Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:    ____________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information
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         Full Name of Registrant: INVESTMENT INCOME PROPERTIES OF AMERICA, INC.

         Former Name if Applicable:  ___________________________________________

         950 N. Federal Highway, Suite 219
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         Address of Principal Executive Office (Street and Number)

         Pompano Beach, Florida 33062
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         City, State and Zip Code

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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No.
34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -  Narrative
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State below in reasonable detail the reasons why the Form 1O-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

         The Company is completing a private financing which has delayed the availability of certain information and calculations required for the preparation of its financial statements.




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Part IV - Other Information
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         (1) Name and telephone number of person to contact in regard to this notification:

         Fredric B. Layne                         (954)           783-2004
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         (Name)                                (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [X] Yes                    [ ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [X] Yes                    [ ]No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  See Attached Explanation.


                  INVESTMENT INCOME PROPERTIES OF AMERICA, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    March 31, 1998             By:/s/ Fredric B. Layne, President
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                                       Fredric B. Layne, President

PART IV - OTHER INFORMATION

Explanation of (c)
         The Company anticipates a significant change in results from operations primarily due to the fact that the Company acquired an office building during the 1997 fiscal year and as a result of such acquisition has received approximately $200,000 of rental income not reflected on the prior annual report and at the same time anticipates a increase in losses attributable to interest payments on the note and mortgage securing the office building purchase and a corresponding increase in SG & A.